Exhibit 99.2

GLOBUS MARITIME LIMITED

August 4, 2015

TO THE SHAREHOLDERS OF GLOBUS MARITIME LIMITED

Enclosed is a Notice of Annual Meeting of Shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”), which will be held at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece on September 10, 2015 at 10:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class II directors to serve until the 2018 annual meeting of shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2015 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

You are cordially invited to attend the Meeting in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Georgios K. Karageorgiou
President, Chief Executive Officer
and Chief Financial Officer

 GLOBUS MARITIME LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 10, 2015

NOTICE IS HEREBY given that the annual meeting of shareholders (the “Annual Meeting of Shareholders”) of Globus Maritime Limited (the “Company”) will be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Athens, on September 10, 2015 at 10:00 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class II directors to serve until the 2018 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2015 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Company has fixed the close of business on July 17, 2015 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Annual Meeting of Shareholders or any adjournment thereof.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the voting power of the aggregate number of the shares issued and outstanding and entitled to vote at the Annual Meeting of Shareholders.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting of Shareholders and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.

By Order of the Board of Directors

Olga Lambrianidou
Secretary

August 4, 2015

GLOBUS MARITIME LIMITED

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 10, 2015

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), for use at the annual meeting of shareholders to be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece, on September 10, 2015 at 10:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 17, 2015.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 17, 2015 (the “Record Date”), the Company had outstanding 10,263,059 common shares, par value $0.004 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the voting power of the aggregate number of the shares issued and outstanding and entitled to vote at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Global Market under the symbol “GLBS.”

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s office at c/o Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.

 Important Notice Regarding the Availability of Proxy Materials for the

Shareholders Meeting to be Held on September 10, 2015

The Notice of the Annual Meeting of Shareholders and Proxy Statement is available free of charge at www. globusmaritime.gr

PROPOSAL ONE ELECTION OF

CLASS II DIRECTORS

The Company currently has five directors on its board, which is divided into three classes. As provided in the Company’s Articles of Incorporation, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of removal, resignation or death prior to the annual meeting of shareholders in which such director’s term of office expires. The term of the Company’s Class II directors expires at the Meeting. Accordingly, the board of directors of the Company has nominated each of Mr. Jeffrey O. Parry and Mr. Athanasios (“Thanos”) Feidakis both Class II directors, for re-election as directors whose term would expire at the 2018 annual meeting of shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that each nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors of the Company may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position

Jeffrey O. Parry	55	Class II Director

Athanasios (“Thanos”) Feidakis	28	Class II Director

Jeffrey O. Parry, a Class II director, has served as our director since July 2010. Mr. Parry is currently the president of Mystic Marine Advisors LLC, a Connecticut-based advisory firm specializing in turnaround and emerging shipping companies, and has been affiliated with such company since August 1998. Mr. Parry is chairman of the board of directors of TBS Shipping Limited since April 2012 and acted as its interim chief executive officer from October 2012 to December 2012, Mr. Parry has also served as executive chairman of Valhalla Shipping Inc. since April 2014. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited. Mr. Parry has also served as the managing director of A.G. Pappadakis & Co. Ltd, an Athens-based shipowner from March 2007 to July 2008, and managing director of Poten Capital Services LLC, a U.S. broker/dealer firm specializing in shipping from February 2003 to March 2007. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University.

Athanasios (“Thanos”) Feidakis was appointed to our board of directors in July 2013 as a Class II director to fill a vacancy in our board of directors. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for our operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as a S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to the present, Mr. Athanasios Feidakis has been a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey and Italy. F.G. Europe is also active in the air-conditioning and white/brown electric goods market and in power generation and mobile telephony in Greece. From December 2008 to the present, Mr. Athanasios Feidakis has been the President of Cyberonica S.A., a family owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from the Cass Business School (City University London) and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO APPROVAL OF

APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors of the Company is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2015. Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s

Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015 UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Olga Lambrianidou
Secretary

August 4, 2015